Exhibit 1

Press Release

RedHill Biopharma Provides Q2/2020 Financial Results and Operational Highlights

Q2/2020 net revenues of approximately $21 million, up from $1.1 million in Q1/2020 and $1.6 million in Q2/2019, an increase of approximately 1,900% and 1,200%, respectively

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Completed acquisition of Movantik® from AstraZeneca and secured exclusive control over U.S. commercialization through new royalty-bearing agreement with Daiichi Sankyo

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Talicia® added as an unrestricted branded agent to three major national formularies, providing a strong platform for continued prescription growth

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Entered into binding term sheet with Cosmo Pharmaceuticals for exclusive licensing and manufacturing agreement for multiple products, under which RedHill is set to receive $12 million upfront and up to another $9 million in milestone payments

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Ongoing global COVID-19 Phase 2/3 and U.S. Phase 2 studies with opaganib planned to deliver preliminary data for potential emergency use applications as early as Q4/2020

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Pivotal Phase 3 study for first-line pulmonary NTM infections with RHB-204, to be funded primarily by Cosmo Pharmaceuticals, planned to be initiated following recent FDA IND clearance

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Cash balance of approximately $56 million as of August 12, 2020, with an additional $12 million anticipated following closing of the agreement with Cosmo Pharmaceuticals

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Management to host webcast today, at 8:30 a.m. EST

TEL AVIV, Israel and RALEIGH, NC, August 13, 2020, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its financial results and operational highlights for the second quarter, ended June 30, 2020.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “This has been a standout period for RedHill with the acquisition of Movantik from AstraZeneca and the launch of Talicia. From an R&D perspective, we have been making progress against some of the world’s most pressing healthcare challenges – COVID-19, infectious diseases and antibiotic resistance. We have worked diligently and rapidly to initiate in parallel global Phase 2/3 and U.S. Phase 2 studies, with potential global emergency use applications expected as early as the fourth quarter of this year. We are also making the necessary preparations to make opaganib widely available, subject to positive results from the two ongoing studies and potential global emergency use authorizations, if granted. We are also delighted with the recent FDA clearance to initiate the pivotal Phase 3 study with RHB-204 in first-line pulmonary NTM infections, a rare and highly resistant infectious disease with no FDA-approved first-line therapy. In summary, with three FDA-approved products being promoted, commercial operations largely resumed, growing revenues, and our late-stage development programs progressing as planned, we are well-positioned for continued and rapid growth, with a number of near- and long-term growth drivers.”

Micha Ben Chorin, RedHill’s Chief Financial Officer, added: “In our first full quarter promoting Movantik and Talicia, we generated record net revenues of approximately $21 million, despite the challenges of the COVID-19 environment. In addition, our amended agreement with Daiichi Sankyo, which increases our gross margins from Movantik, and the amended agreement with AstraZeneca improve our financial position as we continue to grow sales. Our sales force has mostly returned to the field, significantly increasing daily calls since June, and our commercial team continues to rapidly expand managed care coverage for Talicia, successfully securing unrestricted access for millions of patients. Looking ahead, with patients gradually returning to clinics and testing for H. pylori resuming, we expect to see the increasing prescriber enthusiasm translate into strong revenue growth for Talicia. With a cash balance of approximately $56 million as of yesterday, and an additional $12 million upfront payment expected from the agreement with Cosmo Pharmaceuticals, we continue to maintain strong financial discipline while implementing our strategic commercial and development plans.”

Financial highlights for the second quarter, ended June 30, 20201

Net Revenues of $20.9 million, compared to $1.1 million in the first quarter of 2020. The increase was primarily attributable to revenues from Movantik.

Cost of Revenues of $14.2 million, compared to $1.7 million in the first quarter of 2020. The increase was primarily attributable to the revenues from Movantik.

Gross Profit of $6.7 million, compared to $0.7 million gross loss for the first quarter of 2020.

Research and Development Expenses were $3.2 million, compared to $2.8 million in the first quarter of 2020. The increase was primarily attributable to the initiation of studies with opaganib for COVID-19.

Selling, Marketing and Business Development Expenses were $10.0 million, compared to $9.0 million in the first quarter of 2020. The increase was primarily attributable to the expansion of our commercialization activities related to Movantik and Talicia. The increase was partially offset by savings in travel and related expenses due to COVID-19 and by a payment received under the U.S. Small Business Administration Payroll Protection Program (“PPP”).

General and Administrative Expenses were $6.0 million, compared to $4.6 million in the first quarter of 2020. The increase was primarily attributable to the transition costs related to the acquisition of Movantik. The increase was partially offset by the payment received under the PPP.

Operating Loss was $12.5 million, compared to $17.0 million in the first quarter of 2020. The decrease was primarily attributable to the gross profit from sales of Movantik, partially offset by the increase in Operating Expenses, as described above.

Net Cash Used in Operating Activities was $15.0 million, compared to $10.6 million in the first quarter of 2020. The increase was primarily attributable to changes in working capital due to the expansion of our commercial operations following the acquisition of Movantik, and the gap between revenue recognition and collection.

Net Cash Used in Investing Activities was $49.8 million, comprised primarily of a $52.5 million payment to AstraZeneca for the acquisition of Movantik. Net Cash Provided by Investing Activities for the first quarter of 2020 was $4.0 million, comprised primarily of proceeds from bank deposits and from the sale of marketable securities.

Net Cash Provided by Financing Activities was $5.5 million, comprised primarily of $6.4 million in proceeds from the Company’s “at-the-market” (ATM) facility. Net Cash Provided by Financing Activities for the first quarter of 2020 was $59.1 million, comprised primarily of $79.3 million from long-term borrowing, offset by $20.0 million in restricted cash.

Liquidity and Capital Resources

Cash Balance2 as of June 30, 2020, was $53.1 million, compared to $115.1 million as of March 31, 2020. The decrease was primarily attributable to the payment of $52.5 million to AstraZeneca for the acquisition of Movantik, made on April 1, 2020, and Net Cash Used in Operating Activities, as detailed above, partially offset by proceeds of $6.4 million from the Company’s ATM in the second quarter of 2020.

Subsequent to June 30, 2020 and up until August 12, 2020, 630,486 American Depositary Shares (ADSs) of the Company were issued under the Company’s ATM facility, generating additional net proceeds of approximately $5.1 million.

Commercial Highlights:

Movantik® (naloxegol)3

RedHill initiated U.S. promotion of Movantik with its dedicated sales force in April 2020, following the acquisition of the global rights from AstraZeneca (LSE/STO/NYSE: AZN), excluding Europe, Canada, and Israel.

In August 2020, RedHill announced that it had replaced the 2015 Movantik co-commercialization agreement with Daiichi Sankyo, Inc. (assigned under the agreement with AstraZeneca), with a new royalty-bearing agreement. Under the terms of the new agreement, RedHill bears all responsibilities and costs for commercializing Movantik in the U.S. During the term of the new agreement, RedHill will pay Daiichi Sankyo a mid-teen royalty rate on net sales of Movantik in the U.S., in addition to three annual lump sum payments, starting in 2021 and ending in 2023.

In addition, the companies entered into a subscription agreement under which Daiichi Sankyo received 283,387 in American Depositary Shares of RedHill as a partial consideration in relation to Movantik.

RedHill also amended its agreement with AstraZeneca for Movantik, whereby the Companies agreed to postpone the non-contingent payment of $15.0 million by RedHill to December 2021 and to increase the amount due by $0.5 million.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)4

RedHill launched Talicia in the U.S. in mid-March 2020, making Talicia available at pharmacies nationwide.

In April 2020, RedHill announced that Prime Therapeutics, a pharmacy benefit manager (PBM) serving 23 Blue Cross and Blue Shield Plans and more than 30 million members nationally, had added Talicia to the NetResults™ A-Series National Formulary as an unrestricted, preferred brand for
H. pylori treatment, effective July 1, 2020.

In July 2020, RedHill announced that another PBM, EnvisionRx, a division of EnvisionRxOptions and a wholly owned subsidiary of Rite Aid, had added Talicia to its formularies, as the unrestricted branded agent for H. pylori treatment, effective July 1, 2020. The Company announced in March 2020 that Express Scripts had also added Talicia to its National Preferred Formulary as a preferred brand.

Exclusive Licensing and Manufacturing Agreement with Cosmo Pharmaceuticals

RedHill announced in August 2020 that it has entered into a binding term sheet with Cosmo Pharmaceuticals N.V. (SIX: COPN) (“Cosmo”) for an exclusive licensing and manufacturing agreement for multiple products. The transaction is expected to close in the coming weeks.

Pursuant to the agreement, the companies will co-develop a novel next-generation therapy for the eradication of H. pylori infection. Cosmo is to receive the exclusive European rights to the new drug and will pay RedHill $7 million upon signing of the license agreement and an additional $2 million upon approval in Europe, and 30% royalties. The companies plan to jointly execute clinical trials pursuing simultaneous regulatory approvals in the U.S. and Europe, with a cost split 70% RedHill and 30% Cosmo. Cosmo will become the exclusive worldwide manufacturer for the novel next-generation therapy for the eradication of H. pylori infection, Movantik, which RedHill recently acquired from AstraZeneca, and RHB-204 for pulmonary nontuberculous mycobacteria (NTM) infections. Cosmo will be paid €5.5 million for tech transfer, formulation and development work with respect of these products. Additionally, Cosmo will finance the planned pivotal Phase 3 clinical study with RHB-204, which recently received FDA clearance to proceed, with a payment of $5 million upon signing of the agreement and an additional $7 million in two milestone payments. Cosmo will be entitled to 15% royalty payments.

R&D Highlights

COVID-19 (SARS-CoV-2) Program: Opaganib (ABC294640, Yeliva®)5

RedHill initiated, in July 2020, a Phase 2/3 clinical study evaluating opaganib in patients hospitalized with severe SARS-COV-2 infection (the cause of COVID-19) and pneumonia (NCT04467840). The study has received approvals in the UK, Russia, and Mexico and is set to enroll up to 270 patients in up to 40 clinical sites. The study is also under review in Brazil, Italy and additional countries, with further expansion planned.

In parallel, a Phase 2 study is ongoing in the U.S., evaluating opaganib in patients with severe
COVID-19 (NCT04414618). The study is set to recruit up to 40 patients, of which approximately 50% have already been enrolled. Enrollment is expected to be completed this month.

Subject to positive data from the studies, RedHill aims to apply for emergency use authorizations in the fourth quarter of this year.

Encouraging results from the treatment of the first severe COVID-19 patients with opaganib, on a compassionate use basis, were published6 in June 2020. Analysis of treatment outcomes with opaganib in severe COVID-19 patients showed substantial benefit in both clinical outcomes and inflammatory markers, as compared to a retrospective matched case-control group from the same hospital.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Infections

In July 2020, RedHill announced that the U.S. FDA had cleared its Investigational New Drug (IND) application for a pivotal Phase 3 study to evaluate RHB-204 as a first-line, orally administered, stand-alone treatment for pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection. The study aims to enroll 125 patients in up to 50 sites across the U.S.

Opaganib - Cholangiocarcinoma and prostate cancer

The Phase 2a study evaluating the activity of opaganib in advanced cholangiocarcinoma (bile duct cancer) is ongoing. After completing enrollment for the first cohort, RedHill initiated enrollment for the second cohort of the study, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent.

Recent pre-clinical findings, presented at the American Association for Cancer Research (AACR) annual meeting, demonstrated that treatment with opaganib and RHB-107 (upamostat, WX-671)7, individually and in combination, resulted in tumor regression and that the combination of both drugs was more potent and well tolerated in the animal models. In light of these findings, RedHill plans to add an additional cohort to the ongoing Phase 2a study, evaluating opaganib in combination with RHB-107, subject to discussions with the FDA.

An additional Phase 2 study with opaganib in prostate cancer is ongoing at the Medical University of South Carolina (MUSC). The study is supported by a National Cancer Institute grant awarded to MUSC with additional support from RedHill.

COVID-19 Update

Protecting employees, patients, colleagues, and communities continues to be RedHill’s primary focus during the COVID-19 pandemic. Along with utilizing various remote technologies, in-person work practices have been resumed, where possible, and subject to authorization and guidance from the relevant health authorities and clinics.

RedHill took immediate action to mitigate the potential impact of the COVID-19 pandemic on its business operations and is executing a comprehensive commercial strategy to support its growth initiatives and work practices in adherence to social distancing and other public health guidelines. To date, there have been no significant disruptions to the Company’s supply chain. Some promotional and development activities, which were postponed by approximately one quarter due to limitations, have been largely resumed. RedHill will continue to assess the potential impact of COVID-19 on its business and operations.

Conference Call and Webcast Information:

The Company will host a conference call and live webcast today, Thursday, August 13, 2020, at 8:30 a.m. EST to present the second quarter financial results and operational highlights.

The webcast and accompanying slides will be broadcast live on the Company's website: http://ir.redhillbio.com/events and will be available for replay for 30 days.

To participate in the conference call, dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167 and Israel: +972-3-530-8845; the access code for the call is: 3681547.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults3, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults4 and Aemcolo® for the treatment of travelers’ diarrhea in adults8. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (ii) opaganib (Yeliva®), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and ongoing Phase 2 studies for prostate cancer and cholangiocarcinoma; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases and is also being evaluated for COVID-19. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk of a delay in the closing of the exclusive licensing and manufacturing agreement with Cosmo, the risk that it will close on different terms than the terms of the binding term sheet and the risk that will not close at all; the risk that the U.S. Phase 2 clinical study evaluating opaganib will not be successful and the risk of delay in the completion of the enrollment for this study; the risk that the Company will not initiate the Phase 2/3 study in Brazil and Italy, will not expand this study to additional countries; the risk of a delay in the date that the Phase 2 study and Phase 2/3 study will deliver data for emergency use applications, if at all; the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement; the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under the compassionate use programs; the risk of a delay in the initiation of the pivotal study with RHB-204;  as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and continued employment of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
NET REVENUES	20,899	1,563	21,955	3,300
COST OF REVENUES	14,188	425	15,903	842
GROSS PROFIT	6,711	1,138	6,052	2,458
RESEARCH AND DEVELOPMENT EXPENSES, net	3,214	6,972	5,979	12,344
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	9,964	4,147	18,970	7,283
GENERAL AND ADMINISTRATIVE EXPENSES	6,033	2,399	10,619	4,424
OPERATING LOSS	12,500	12,380	29,516	21,593
FINANCIAL INCOME	108	1,546	322	948
FINANCIAL EXPENSES	3,655	74	4,010	133
FINANCIAL EXPENSES (INCOME), net	3,547	(1,472)	3,688	(815)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	16,047	10,908	33,204	20,778

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.04	0.04	0.09	0.07
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands):	357,668	283,687	355,168	283,687

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	22,272	29,023
Bank deposits	6,151	10,349
Financial assets at fair value through profit or loss	4,513	8,500
Trade receivables	18,570	1,216
Prepaid expenses and other receivables	4,870	2,244
Inventory	4,750	1,882
	61,126	53,214
NON-CURRENT ASSETS:
Restricted cash	20,152	152
Fixed assets	345	228
Right-of-use assets	5,228	3,578
Intangible assets	79,519	16,927
	105,244	20,885
TOTAL ASSETS	166,370	74,099

CURRENT LIABILITIES:
Accounts payable	5,308	4,184
Lease liabilities	1,372	834
Accrued expenses and other current liabilities	29,194	5,598
	35,874	10,616

NON-CURRENT LIABILITIES:
Borrowing	79,189	—
Payable in respect of intangible assets purchase	12,180	—
Lease liabilities	4,041	2,981
Royalty obligation	500	500
	95,910	3,481
TOTAL LIABILITIES	131,784	14,097

EQUITY:
Ordinary shares	986	962
Additional paid-in capital	273,742	267,403
Accumulated deficit	(240,142)	(208,363)
TOTAL EQUITY	34,586	60,002

TOTAL LIABILITIES AND EQUITY	166,370	74,099

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(16,047)	(10,908)	(33,204)	(20,778)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	623	937	1,425	1,496
Depreciation	417	226	767	456
Amortization and impairment of intangible assets	1,773	—	2,849	—
Unpaid interest expenses related to borrowing and payable in respect of intangible assets purchase	1,513	—	1,617	—
Fair value adjustments on derivative financial instruments	—	(1,304)	—	(331)
Fair value losses (gains) on financial assets at fair value through profit or loss	(38)	(35)	37	(87)
Exchange differences and revaluation of bank deposits	(6)	(48)	(165)	(68)
	4,282	(224)	6,530	1,466
Changes in assets and liability items:
Decrease (increase) in trade receivables	(16,853)	457	(17,354)	(5)
Increase in prepaid expenses and other receivables	(3,266)	(1,072)	(2,626)	(439)
Increase in inventory	(1,983)	(538)	(2,868)	(1,057)
Increase in accounts payable	2,123	330	1,124	1,419
Increase in accrued expenses and other current liabilities	16,715	1,502	21,695	1,408
	(3,264)	679	(29)	1,326
Net cash used in operating activities	(15,029)	(10,453)	(26,703)	(17,986)
INVESTING ACTIVITIES:
Purchase of fixed assets	(20)	(128)	(191)	(134)
Purchase of intangible assets	(52,500)	—	(52,633)	—
Change in investment in current bank deposits	1,000	(3,200)	4,200	(1,069)
Purchase of financial assets at fair value through profit or loss	—	(1,942)	—	(2,575)
Proceeds from sale of financial assets at fair value through profit or loss	1,725	1,880	3,950	2,100
Net cash used in investing activities	(49,795)	(3,390)	(44,674)	(1,678)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	6,363	—	6,363	—
Proceeds from long-term borrowing, net of transaction costs	(500)	—	78,845	—
Movement in restricted cash	—	—	(20,000)	—
Payment of principal with respect to lease liabilities	(404)	(199)	(736)	(385)
Net cash provided by (used in) financing activities	5,459	(199)	64,472	(385)
DECREASE IN CASH AND CASH EQUIVALENTS	(59,365)	(14,042)	(6,905)	(20,049)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	23	23	154	39
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	81,614	23,014	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	22,272	8,995	22,272	8,995
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	71	162	249	325
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,129	48	2,360	71
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Long-term borrowing transaction costs posted as payable	—	—	784	—
Acquisition of right-of-use assets by means of lease liabilities	630	1,101	2,205	2,681
Purchase of intangible assets posted as payable	12,058	—	12,808	—

[1]	All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
[2]	Including cash, short-term investments (bank deposits and financial assets at fair value) and restricted cash.
[3]	Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
[4]	Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
[5]	Opaganib (ABC294640, Yeliva®) is an investigational new drug, not available for commercial distribution.

[6]

The article was authored by Ramzi Kurd, MD, Shaare-Zedek Medical Center; Eli Ben-Chetrit, MD, Shaare-Zedek Medical Center and Hebrew University Faculty of Medicine; Hani Karameh MD, Shaare-Zedek Medical Center and Maskit Bar-Meir, MD, Shaare-Zedek Medical Center and Hebrew University Faculty of Medicine. See full text here: https://www.medrxiv.org/content/10.1101/2020.06.20.20099010v1?rss=1.

[7]	RHB-107 (upamostat, WX-671) is an investigational new drug, not available for commercial distribution.
[8]	Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.